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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*

                            ARBOR REALTY TRUST, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    038923108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JULY 7, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP No. 038923108                     13G                  Page 2 of 8 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            Arthur Wrubel-040-44-2202
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
  NUMBER OF             5     SOLE VOTING POWER
   SHARES                     -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              6     SHARED VOTING POWER
    EACH                      773,900  (See Item 4)
  REPORTING             --------------------------------------------------------
   PERSON               7     SOLE DISPOSITIVE POWER
    WITH                      -0-
--------------------------------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              773,900 (See Item 4)
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            773,900 (See Item 4)
--------------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
      11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.01%
--------------------------------------------------------------------------------
      12     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------                                        -------------------
CUSIP No. 038923108                     13G                  Page 3 of 8 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            AW Asset Management, L.L.C.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
            52-2280947
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
  NUMBER OF            5     SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY           ---------------------------------------------------------
   OWNED BY            6     SHARED VOTING POWER
    EACH                     773,900  (See Item 4)
  REPORTING            ---------------------------------------------------------
   PERSON              7     SOLE DISPOSITIVE POWER
    WITH                     -0-
--------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             773,900 (See Item 4)
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            773,900 (See Item 4)
--------------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                             [ ]
--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.01%
--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------                                        -------------------
CUSIP No. 038923108                     13G                  Page 4 of 8 Pages
---------------------                                        -------------------

ITEM 1(a)   NAME OF ISSUER:

            The name of the issuer is Arbor Realty Trust, Inc. (the "Company").

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The Company's principal executive office is located at 333 Earle Ovington Blvd., Suite 900, Uniondale, NY 11553.

ITEM 2(a)   NAME OF PERSON FILING:

            This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (1) AW Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), which serves as investment manager or advisor to a number of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds") with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds and (2) Mr. Arthur Wrubel, who is the Chief Executive Officer and President of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Wrubel by virtue of such position. Mr. Wrubel, together with the Management Company, are referred to in this Schedule G as the "Reporting Persons."

            The Reporting Persons have entered into a Joint Filing Agreement, dated July 16, 2004, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business office of each of the Reporting Persons is 535 Madison Avenue, 26th Floor, New York, New York 10022.

ITEM 2(c)   CITIZENSHIP:

            The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share.

ITEM 2(e)   CUSIP NO.:

            038923108

---------------------                                        -------------------
CUSIP No. 038923108                     13G                  Page 5 of 8 Pages
---------------------                                        -------------------

ITEM 3 IF THIS STATEMENT IS FILE PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.

ITEM 4      OWNERSHIP:

            A.    AW Asset Management, L.L.C.

                  (a)   Amount beneficially owned: 773,900

                  (b) Percent of class: The percentages used herein and in the rest of this Schedule 13G are calculated based upon 15,473,767 shares of Common Stock outstanding, as reflected in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: 773,900

                        (iii) Sole power to dispose or direct the disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              773,900

            B.    Arthur Wrubel

                  (a)   Amount beneficially owned: 773,900

                  (b)   Percent of class: 5.01%.

                  (c)   Number of shares as to which such person has:

                        (j)   Sole power to vote or direct the vote: 0

                        (ii)  Shared power to vote or direct the vote: 773,900

                        (iii) Sole power to dispose or direct the disposition: 0

                        (iv)  Shared power to dispose or direct the disposition:
                              773,900

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

---------------------                                        -------------------
CUSIP No. 038923108                     13G                  Page 6 of 8 Pages
---------------------                                        -------------------

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            See response to Item 4.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10     CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

---------------------                                        -------------------
CUSIP No. 038923108                     13G                  Page 7 of 8 Pages
---------------------                                        -------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2004

                                      AW Asset Management, L.L.C.

                                      By:    /s/ Arthur Wrubel
                                             -----------------
                                      Name:  Arthur Wrubel
                                             -------------
                                      Its: President and Chief Executive Officer
                                           -------------------------------------
                                      Arthur Wrubel

                                      /s/ Arthur Wrubel
                                      -----------------